Exhibit 3.1.172

Outback of Aspen Hill, Inc.

A Maryland Close Corporation,

Organized Pursuant to Title Four of

the Corporations and Associations Article of

the Annotated Code of Maryland

ARTICLES OF INCORPORATION

FIRST: I, Nicholas J. Kallis, whose post office address is 90 Cathedral Street, Annapolis, Maryland 21401, being at least eighteen (18) years of age, hereby form a corporation under and by virtue of the General Laws of the State of Maryland.

SECOND: The name of the corporation (which is hereafter called the “Corporation”) is Outback of Aspen Hill, Inc.

THIRD: The Corporation shall be a close corporation as authorized by Title Four of the Corporations and Associations Article of the Annotated Code of Maryland, as amended.

FOURTH: The purposes for which the Corporation is formed are:

(1) To engage in the restaurant and hospitality services business; and

(2) To do anything permitted by section 2-103 of the Corporations and Association Article of the Annotated Code of Maryland, as amended from time to time.

FIFTH: The post office address of the principal office of the Corporation in this State is 13703 Georgia Avenue, Silver Spring, Maryland 20906. The name and post office address of the Resident Agent of the Corporation in this State is Nicholas J. Kallis, 90 Cathedral Street, Annapolis, Maryland 21401. Said Resident Agent is an individual actually residing in this State and accepts the duties and responsibilities under law of serving as the Resident Agent of the Corporation as evidenced by his signature below.

SIXTH: The total number of shares of capital stock which the Corporation has authority to issue is Five Thousand (5,000) shares of common stock, without par value.

SEVENTH: The Corporation elects to have no Board of Directors. Until the election to have no Board of Directors becomes effective, there shall be one (1) director, whose name is Stephen S. Newton.

EIGHTH: (1) As used in this Article EIGHTH, any word or words that are defined in Section 2-418 of the Corporations and Associations Article of the Annotated Code of Maryland (the “Indemnification Section”), as amended from time to time, shall have the same meaning as provided in the Indemnification Section.

(2) The Corporation shall indemnify a present or former director of officer of the Corporation in connection with a proceeding to the fullest extent permitted by and in accordance with the Indemnification Section.

(3) With respect to any corporate representative other than a present or former director or officer, the Corporation may indemnify such corporate representative in connection with a proceeding to the fullest extent permitted by and in accordance with the Indemnification Section; provided, however, that to the extent a corporate representative other than a present or former director or officer successfully defends on the merits or otherwise any proceeding referred to in subsections (b) or (c) of the Indemnification Section or any claim, issue or matter raised in such proceeding, the Corporation shall not indemnify such corporate representative other than a present or former director or officer under the Indemnification Section unless and until it shall have been determined and authorized in the specific case by (i) an affirmative vote at a duly constituted meeting of a majority of the Board of Directors who were not parties to the proceeding; or, (ii) an affirmative vote, at a duly constituted meeting of a majority of all the votes cast by stockholders who were not parties to the proceeding, that indemnification of such corporate representative other than a present or former director or officer is proper in the circumstances.

IN WITNESS WHEREOF, I have signed these Articles of Incorporation this 21st day of August, 2007, and I acknowledge the same to be may act.

/s/ Nicholas J. Kallis
Nicholas J. Kallis